UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 1, 2023

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 Cedaride Drive Tampa Florida LLC
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	Landa App 2 LLC - 503 8th Street South Bessemer AL LLC
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

Due to scrivener’s error, the Company’s Form 1-U filed on June 9, 2023 regarding the distributions declared on June 1, 2023 for the month of May 2023 contained certain inaccuracies. Thus, the Company is hereby amending and restating such distribution declarations in this Form 1-U/A to correct such inaccuracies.

Item 9. Other Events

Distribution Declaration

On June 1, 2023, Landa Holdings, Inc. (the “Manager”), as manager to each of the following series (each a “Series” and collectively the “Series”) of the Company, declared and paid a cash distribution (the “Distribution”) for such Series for the month of  May 2023 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	$164.63	$0.456
Landa App 2 LLC - 1120 9th Court Pleasant Grove Al LLC(3)	$270.9	$0.894
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC(6)	$55.7	$1.031
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC	$380.12	$0.202
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	$248.46	$1.095
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	$394.75	$0.467
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	$155.58	$0.755
Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC	$198.86	$1.17
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	$283.64	$0.825
Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC(7)	$275.76	$1.173
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC(7)	$354.6	$0.926
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC	$315.12	$0.443
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC(7)	$194.6	$0.954
Landa App 2 LLC - 3029 Cedaride Drive Tampa FL LLC	$25.9	$0.028
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	$404.53	$0.414
Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC(7)	$335.39	$0.659
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	$282.79	$1.735
Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC	$103.98	$0.963
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC(5)	$247.97	$0.239
Landa App 2 LLC - 503 8th Street South Bessemer AL LLC(6)	$203.89	$0.708
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	$304.27	$0.807
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC	$0	$0
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	$331.15	$1.871
Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC	$300.95	$1.007
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC(7)	$212.78	$0.972
Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC	$116.33	$0.718
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC(8)	$536.37	$0.183
Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC(2)	$0	$0
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC(6)	$90.43	$0
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	$629.62	$0.063
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	$373.75	$0.229
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC(4)	$0	$0
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$531.23	$0.053
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$735.87	$0.074
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$656.68	$0.066
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$1,073.13	$0.107
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC(6)	$0	$0
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC(5)	$855.34	$0.086
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC(6)	$1,120.88	$0.112

(1)	Distributions by this Series were made based on the total Shares outstanding as of June 1, 2023.

(2)	This Property is currently vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period.

(3)	This Property is currently vacant. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(4)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period.

(5)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series’ Share a Distribution.

(6)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(7)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May.

(8)	This Property is currently vacant. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series’ Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2023	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 1096 Vincent Drive (5)	open	03/27/2023	-	361	4,931.51	1,950	324	254.18	8%
2.	Landa Series 1120 9th Court (5)(8)	open	03/27/2023	-	303	2,451.57	0	56	55.47	8%
3.	Landa Series 113 Hughes Avenue (5)(6)	open	03/27/2023	-	54	812.47	1,775	244	254.18	8%
4.	Landa Series 1434 Shirley Drive (5)	open	03/27/2023	-	1,879	26,156.43	1,800	192	188.7	8%
5.	Landa Series 1625 W McFarland Avenue (5)	open	03/27/2023	-	227	2,777.55	1,500	114	100.51	8%
6.	Landa Series 1713 Alfen Street (5)	open	03/27/2023	-	846	6,507.52	1,384	123	148.13	8%
7.	Landa Series 1744 Mountain Drive (5)	open	03/27/2023	-	206	1,555.86	955	28	65.62	8%
8.	Landa Series 179 Poplar Springs Drive (5)	open	03/27/2023	-	170	1,217.17	950	19	59.49	8%
9.	Landa Series 200 15th Court Northwest (5)	open	03/27/2023	-	344	2,319.52	1,000	19	55.47	8%
10.	Landa Series 2150 Tishamingo Drive (5)(7)	open	03/27/2023	-	235	2,108.58	1,200	113	63.51	8%
11.	Landa Series 235 Celery Avenue North (5)(7)	open	03/27/2023	-	383	4,647.67	1,700	66	208.07	8%
12.	Landa Series 28 E Hammon Drive (5)	open	03/27/2023	-	711	8,296.87	1,600	58	194.24	8%

13.	Landa Series 301 Woodstream Drive (5)(7)	open	03/27/2023	-	204	2,609.81	1,470	92	97.69	8%
14.	Landa Series 3029 Cedaridge Drive (5)	open	03/27/2023	-	928	15,639.96	2,300	363	322.41	8%
15.	Landa Series 340 17th Avenue Northwest (5)	open	03/27/2023	-	976	7,384.12	1,250	52	63	8%
16.	Landa Series 4037 Stone Drive (5)(7)	open	03/27/2023	-	509	4,649.51	1,275	98	80.4	8%
17.	Landa Series 4126 Oriely Drive West (5)	open	03/27/2023	-	163	1,948.09	1,700	234	208.99	8%
18.	Landa Series 4464 Willow Street (5)	open	03/27/2023	-	108	1,053.35	1,275	63	91.66	8%
19.	Landa Series 4601 Sylvaner Lane (5)(7)	open	03/27/2023	-	1,038	15,796.91	1,895	86	123.83	8%
20.	Landa Series 503 8th Street South (5)(6)	open	03/27/2023	-	288	1,798.33	950	109	56.27	8%
21.	Landa Series 503 East Robinson Street (5)	open	03/27/2023	-	377	3,156.47	1,100	41	62.3	8%
22.	Landa Series 580 Dorothy Street (5)	open	03/27/2023	-	62	818.72	1,590	16	171.17	8%
23.	Landa Series 5844 Willow Crest Drive (5)	open	03/27/2023	-	177	1,803.7	1,450	64	89.65	8%
24.	Landa Series 650 Willow Bend Lane (5)	open	03/27/2023	-	299	2,609.7	1,110	41	65.48	8%
25.	Landa Series 6716 Mopsy Lane (5)(7)	open	03/27/2023	-	219	2,351.21	1,500	191	185.02	8%
26.	Landa Series 6820 66th Street South (5)	open	03/27/2023	-	162	1,260.39	975	66	66.32	8%
27.	Landa Series 7817 3rd Avenue South (5)(8)	closed	03/27/2023	06/12/2023	10,000	54,393	0	59	50.24	8%

28.	Landa Series 8048 Old Plank Road (5)(8)	open	03/27/2023	-	35	418.8	0	58	191.47	8%
29.	Landa Series 808 Home Trail (5)(6)	open	03/27/2023	-	0	0	1,495	112	114.1	8%
30.	Landa Series 8990 Doris Lane (5)	closed	03/27/2023	05/03/2023	10,000	39,285	1,300	85	115.76	8%
31.	Landa Series 913 2nd Street (5)	open	03/27/2023	-	1,630	14,958.67	1,150	38	58.68	8%
32.	Landa Series 126 Wildwood Road (5)(7)	closed	12/03/2021	08/11/2022	10,000	69,321	1,543.5	190	34.36	8%
33.	Landa Series 137 Spring Valley Circle (5)	closed	12/03/2021	03/31/2023	10,000	68,203	1,470	191	37.27	8%
34.	Landa Series 153 Spring Valley Circle (5)	closed	12/03/2021	04/05/2023	10,000	85,308	1,675	187	35.88	8%
35.	Landa Series 2174 Scarbrough Road (5)	closed	12/03/2021	03/31/2023	10,000	66,954	1,550	135	36.82	8%
36.	Landa Series 303 Kellys Walk (5)	closed	12/03/2021	04/19/2022	10,000	105,377	1,837.5	35	43.63	8%
37.	Landa Series 3192 Lake Monroe Road (5)(6)	closed	12/03/2021	04/19/2022	10,000	59,768.5	0	73	32.66	8%
38.	Landa Series 4085 Springvale Way (5)(7)	closed	12/03/2021	08/25/2022	10,000	113,687	2,094.75	222	44.03	8%
39.	Landa Series 45 Robertford Drive (5)(6)	closed	12/03/2021	04/19/2022	10,000	92,925	2,203.95	157	48.79	8%

(1)	All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series’ offering with the investors.

(2)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5)	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(7)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May.

(8)	This Property is currently vacant. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.